Exhibit 18.1

October 5, 2006

Mr. Robert P. Dowski
Chief Financial Officer
The Allied Defense Group, Inc.
8000 Towers Crescent Drive, Suite 260
Vienna, Virginia 22182

Dear Mr. Dowski:

As stated in Note A to the financial statements of The Allied Defense Group, Inc. for the year ended December 31, 2005, the Company changed its method of accounting for revenue and cost of sales under certain production-type contracts at the Company’s MECAR SA subsidiary by changing its method for determining the percentage of completion and states that the newly adopted accounting principle is preferable in the circumstances because it more appropriately reflects the stage of completion of its contracts. In connection with our audit of the above mentioned financial statements, we have evaluated the circumstances and the business judgment and planning which formulated your basis to make the change in accounting principle.

It should be understood that criteria have not been established by the Financial Accounting Standards Board for selecting from among the alternative accounting principles that exist in this area. Further, the American Institute of Certified Public Accountants has not established the standards by which an auditor can evaluate the preferability of one accounting principle among a series of alternatives. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our audit, we concur in management’s judgment that the newly adopted accounting principle described in Note A is preferable in the circumstances. In formulating this position, we are relying on management’s business planning and judgment, which we do not find to be unreasonable.

Very truly yours,

BDO Seidman, LLP

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